Invest in REMOTELYME

We blend AI with neuroscience to inspire trust and engagement for remote teams



🐦 f REMOTELYME.COM CHULA VISTA CA

Software Main Street Technology Saas
Artificial Intelligence

Why you may want to invest in us...

1   CEO has 3 successful exits, veteran-owned.

2   $30K/mo revenue, large pipeline, partnerships, patent-pending IP & unique AI profiling app.

3   Remote work tech SaaS solves $7T problem; Visa, HP, Cisco, BH&G clients, renowned advisors.

4   Proven team: PhD neuroscientist, Navy SEAL exec, NFL alumni, leadership & Harvard certs.

Why investors ❤ us

WE'VE RAISED $19,500 SINCE OUR FOUNDING

I've known Bill Reed for over 15 years. He is a person of exceptional integrity in his business and professional life. I have no qualms
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John Hughmanick Principal, John Hughmanick Properties

LEAD INVESTOR INVESTING $2,000 THIS ROUND

High personal integrity, honesty and reliability.
John Hughmanick ☆

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Our team



Bill Reed
CEO
3 successful technology startup exits, certified leadership coach, NYTBS author, Harvard neuroscience certification, ABM & sales enablement certifications





Tony Stewart
COO
Admin Director for Navy SEALs and certified HR and neurolinguistics programming (NLP) executive.





German Garcia-Fresco
CTO
PhD neuroscientist, author of Train Your Brain for Success, Director of Adaptive Neuroscience Foundation



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In the news



Downloads

- [ARETANIUM EXECUTIVE GROUP INC - CA - Qualification Filing - 426419-1-0.pdf]
- [ENGAGE86 App Instructions.pdf]
- [REMOTELYME Investor Deck 1220WF.pdf]
- [AEG Exec Summary v7.pdf]

Our Story

Over a decade ago, our CEO, Bill, was a co-founder of a multimillion dollar consulting firm with clients like Booz Allen, Cisco, HP, Oracle, and SAP. HP was just starting to use neuroscience for consumer marketing and asked Bill to find a way to use this for business to business (B2B) sales. Bill designed a groundbreaking system for sales enablement called **FROG Selling**, which has been used by 50K+ sales and recruiting professionals. Bill later partnered with German, a PhD neuroscientist, Tony, an HR and neurolinguistics expert, Steve, a successful marketing executive, and Greg, a former sales VP at a Fortune 50 firm to launch *REMOTELYME*. Together, a year before the pandemic, they created a system to help remote sales teams and recruiters. BitGlass research validates that far more remote work is now permanent but most firms are unprepared. Due to the pandemic, McKinsey & Company discovered that in-person sales meetings declined by 55% and video/Zoom calls increased by 69%. LinkedIn selling activity surged by 55% and membership increased to 722 million members. *REMOTELYME* offers sales pros and recruiters three unique solutions to not just survive, but thrive in a new remote world. 1) *FROG86*: An advanced LinkedIn Social Selling system and training program proven across 50K users. 2) *ENGAGE86*: a web browser app that uses a combination of AI and neuroscience to determine prospect personality profiles to create neurolinguistic (NLP) Communications Playbooks that sales teams rave about. Think of this as Myers-Briggs meets neuroscience. 3) *LEADWELL86*: profile-personalized portals with robust wellness and professional

development information for employees and customers. The first two solutions target the $2B customer engagement market while the third solution allows us to "land and expand" our markets by addressing the $74B employee engagement market where high stress and low trust is costing firms $7 trillion (Gallup study). Our competitors use personality tests that are outdated and inaccurate and basic playbooks that are not aligned with sales frameworks or LinkedIn Social Selling. Our passion and purpose is to help 3B global workers thrive in our new remote world. If you're a remote worker, please help us help you.



Linked in
ENGAGE86™
LinkedIn Social Selling System & App



REMOTE86™
TYPE 2
COMMUNICATIONS PLAYBOOK
HELPER
HELPER PROFILE TYPE
FEELING - SENSING
Improve Relationships, Help Teammates
Nurturing & Caring Environment
Non-Confrontational Team Focus
FEELING
SENSING
• Heart-decisions
• Relation-oriented
• Conflict-avoidant
• Warm nature
• Caring & helpful
• Non-reactive



AI NEUROSCIENCE
6
DOPAMINE
Extroverted?
8
NOREPINEPHRINE
Logical?
2
SEROTONIN
Warm?

Investor Q&A

— COLLAPSE ALL

What does your company do? ∨

REMOTELYME blends AI with neuroscience to help remote teams thrive. Remote sales teams are struggling and ineffective employee engagement costs firms $7T worldwide (Gallup study). We offer 3 solutions: a proven LinkedIn remote selling system, a browser app that uses AI and neuroscience to create detailed prospect profiles and Communications Playbooks, and personalized wellness and career development portals to transform employee engagement. On the portals, we also offer personalized products.

Where will your company be in 5 years? ∨

We plan to exit via IPO or acquisition. A competitor was acquired by LinkedIn for $450M, or 38X revenue. We hope to hit $100M within 5 years by addressing an $8B Service Available Market for remote workers at the intersection of two Total Available Markets valued at $76B. Given our patent-pending IP, experienced team, and perfect positioning in a rapidly expanding remote work environment, we believe we can offer a large return to investors (although this cannot be guaranteed).

Why did you choose this idea? ∨

During a decade as an executive consultant, our CEO created a B2B neuromarketing system for clients including Avnet, Cisco, HP, Oracle, SAP, Visa, etc. and wrote a book about it. Our PhD neuroscientist CTO also wrote a book and the two created a system to determine brain neurotransmitter levels, which are more accurate predictors for personality.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ∨

Due to the global pandemic, more remote work is permanent. BitGlass research says 84% of firms will remain remote but 71% are not prepared. McKinsey & Co says that due to COVID, in-person sales are down 55% and video/Zoom calls are up 69%. Remote sales teams are struggling to adapt and need Remote Sales Solutions. Martee Group says mental health is down 50% and stress is up 42% and firms need Remote Employee Engagement solutions. REMOTELYME solves these problems by blending AI with neuroscience to transform Remote Sales and Recruiting Solutions and Remote Employee Engagement.

What is your proudest accomplishment? ∨

After a decade of research and five years of field trials across thousands of individuals at client firms such as Avnet, Booz Allen, Cisco, HP, Oracle, SAP, and Visa, we filed a patent against our unique neuroscience-based profiling system and AI Chrome/Edge app, as well as our unique NLP communications playbooks. We're essentially Myers-Briggs meets neuroscience and Zoom meets NLP.

How far along are you? What's your biggest obstacle? ∨

We are launched, have several customers and average $30K per month in revenue. We have an advanced LinkedIn Social Selling system proven across 50K sales pros. Our browser app uses an AI program trained and improved over 2 years and the app is available in the Google Chrome extension store. Post funding, we intend to enhance and expand our AI and solutions. We have developed a line of neuroscience-personalized supplements that we sell on our wellness portals and need funding to extend this offering. Our biggest obstacle is funding to expand our market reach.

Who are your competitors? Who is the biggest threat? ∨

We are at the intersection of employee engagement, a $74B TAM, and customer engagement (sales enablement), a $2B TAM. We typically open the door into customers via sales or recruiting (customer engagement) and then "land and expand" with employee engagement. We compete against firms such as Glint, 15Five, and Lattice for employee engagement; against Myers-Briggs, DiSC, and CrystalKnows for personality profiling, Traitify for recruiting, and Employera, SnapComms, and GuideSpark for employee communications.

What do you understand that your competitors don't? ⌄

Our CTO is a PhD neuroscientist, spent a decade researching our area of focus, and wrote a book about it. Our CEO has a Harvard neuroscience cert, is a certified leadership coach and executive consultant, and spent a decade developing and refining the neuroscience profiling AI app and NLP playbooks for clients like Booz Allen, HP, Oracle, Symantec, SAP, Visa, etc. He also wrote a book. Our COO is an HR executive and NLP certified expert. Our CMO and CSO are marketing and sales experts. This combination gives us a unique perspective to address the greenfield Service Available Market (SAM) at the intersection of the mega-billion TAMs that competitors have missed. Our unique solutions are targeted at these fast-growth Remote Work Tech markets.

How will you make money? ⌄

We can make money 3 ways: 1) B2B consulting/customization and SaaS subscriptions for our personality profiling AI app, NLP communications playbooks, and wellness and employee engagement programs and portals. 2) B2C nootropics and products on our wellness portals, Shopify eCommerce site, and via Amazon. 3) B2B2C advertising dollars and IP licensing from vendors who want to use our AI app to target specific profile types on our portal or their sites.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Given our unique IP and market traction, and multiple income sources, our failure risk is lower than most but still prevalent. We could fail due to lack of adequate funding, competitive pressure, or delivery issues. Our biggest obstacle to success is educating firms about the right way to approach remote customer and employee engagement in relation to creating high-trust environments. We could fail if we fail to properly educate our market. Given remote work increases, the COVID pandemic has enhanced versus diminished our opportunities to succeed.

What do you need the most help with? ⌄

We have outsourced our CFO and need help with finances, investment strategies, raising more funds, and operational requirements. We also need help in connecting with real estate firms, sales teams, insurance companies, recruiting and consulting companies, and other firms to forge more partnerships. We also need expertise to assist with expansion of our AI app, field studies to further validate our neuroscience approach, and supplement expertise to expand our nutritional offerings. To scale, we need to improve our processes, technology development, and infrastructure.

What would you do with the money you raise? ⌄

Ramp marketing and sales, expand our team, educate the market, improve our current IP and app, drive portal traction, complete future supplement and solution offerings, expand partnerships, and prepare for Series A.

What is the value proposition you offer to customers? ⌄

In a suddenly remote world, in-person selling has declined 55% and video/Zoom selling has increased 69% (McKinsey). LinkedIn Social Selling is now critical to success and remote sales teams are struggling to adapt. Over 90% of customers buy on trust, but increasing trust requires a groundbreaking neuroscience-based approach to personality profiling, communications playbooks, and LinkedIn Social Selling. Recruiters can also benefit from this system to qualify and attract candidates. Sales pros are also employees, and Gallup studies show that engaged employees help increase revenue and profits by 20%. Martee Group says that due to COVID, motivation is down 42% and stress is up 50%, which impacts revenue. Leading neuroscientists and research firms, and studies from Harvard, validate that fostering high-trust environments and employees can increase

Harvard, validate that fostering high-trust environments and employees can increase energy by 106%, engagement by 76%, and productivity by 50% while lowering stress by 74%. We have the only proven SaaS solution and AI app that solves this problem for remote teams.

What differentiates you from competitors? ⌄

Other LinkedIn profiling apps for sales or recruiting rely on traditional personality testing, such as Myers-Briggs, DiSC, or The BIG-5, which were never based on science and are now decades old. Some of these were invented in the 1940s, long before neuroscience or the internet. We use AI and neuroscience analysis to determine likely neurotransmitter and brain chemical balances, which are more accurate predictors of personality and preferences. We then use proven neurolinguistics and storytelling techniques aligned with sales frameworks like SPIN, Sandler, Miller Heiman, and The Challenger Sale to create Communications Playbooks. Most employee engagement competitors rely solely on surveys, which are not profile-personalized and can therefore be inaccurate. We use neuroscience-personalization and then inspire engagement with our wellness and professional development portals.